January 14, 2022


Steven B. Boehm
Eversheds Sutherland (US) LLP
700 Sixth Street, NW
Washington, DC 20001

               Re:    MSD Investment, LLC
                      File Nos. 000-56375; 814-01334

Dear Mr. Boehm:

       On December 15, 2021, you filed a registration statement on Form 10 on behalf of MSD
Investment, LLC. (the    Company   ), in connection with the registration of
the Company   s
common stock under Section 12(g) of the Securities Exchange Act of 1934 (the Exchange
Act   ). We have reviewed the registration statement, and have provided our comments below.
For convenience, we generally organized our comments using headings, defined terms, and page numbers from the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

       Please respond to this letter within ten (10) business days by either amending the filing, providing the requested information, or advising us when you will provide the requested information. We may have additional comments after reviewing your responses to the following comments, or any amendment to the filing.

        We note that the Company is voluntarily registering shares of its common stock under
Section 12(g) of the Exchange Act. Please note that a filing on Form 10 goes effective automatically by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1)
of the Exchange Act. If our comments are not satisfactorily addressed within this 60-day time
period, you should consider withdrawing the Company   s Form 10 prior to its
effectiveness, and
re-filing a revised Form 10 that includes changes responsive to our comments. If the Company chooses not to withdraw its Form 10 registration statement, it will be subject to the reporting requirements of Section 13(a) of the Exchange Act. Additionally, we will continue to review the filing until all of our comments have been satisfactorily addressed.
 Steven B. Boehm, Esq.
January 14, 2022
Page 2

REGISTRATION STATEMENT

Explanatory Note (page 1)

1. Please add the bulleted disclosure below, if applicable, in bold and if the Company makes additional offerings of its Shares in the future, an investor may be required to make additional
purchases of the Company   s Shares on one or more dates to be determined by
the Company.

   x   The Company intends to invest primarily in privately held companies for which little
       public information exists and which are more vulnerable to economic downturns and substantial variations in operating results.

   x   The privately held companies, below investment grade securities (   junk
   bonds) and real
       estate in which the Company invests are difficult to value and will generally be illiquid.

   x   Our distributions may be funded from unlimited amounts of offering proceeds or
       borrowings, which may constitute a return of capital and reduce the amount of capital available to us for investment. Any capital returned to you through distributions will be distributed after payment of fees and expenses.

   x   If the Company makes additional offerings of its Shares in the future, an investor may be
       required to make additional purchases of the Company   s Shares on one
or more dates to
       be determined by the Company.

2. Given the length of the Risk Factors section, please include in the forepart of the registration statement a series of concise, bulleted or numbered statements that is no more than two pages summarizing the principal risk factors. See Item 105(b) of Regulation S-K.

3. Please disclose how the BDC Conversion will be accomplished mechanically. We may have additional comments based on your response.

Forward Looking Statements (page 2)

4. In listing the risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements, please consider disclosing the discontinuation of LIBOR and transition to a new reference rate.

Item 1. Business     General Development of Business (page 3)

5. The first sentence of the second paragraph states that the Company expects to conduct a private offering of its common stock to accredited investors. Please revise this sentence to state that the Company will conduct a private offering of its common stock to
accredited investors   .
 Steven B. Boehm, Esq.
January 14, 2022
Page 3

Item 1. Business     Description of Business     The Company     MSD
Investment, LLC
(pages 3     4)

6. Please disclose that the Company is non-diversified and the implications of being non-diversified.

7.      The first sentence states that the Company will invest in a    broadly
diversified portfolio   .
Inasmuch as the Company is non-diversified and disclosure on page 38 sets forth a risk factor
stating that the Company   s portfolio could become significantly concentrated
in a limited
number of companies, issuers, types of financial instruments, industries, sectors, strategies, countries, or geographic regions, please revise the reference to a broadly diversified portfolio or explain to us why such reference is appropriate.

8. The first sentence of the second paragraph states that the portfolio will be comprised
primarily of loans and notes sourced from both    private and liquid markets
.. Please clarify what
   liquid markets    are and how it is consistent with disclosure on page 23 of
the Company   s
registration statement describing    the illiquid nature of its portfolio   .

9.      The second sentence of the second paragraph states that the Company will focus
primarily on investing in senior secured loans. The first sentence of the first paragraph states
that the Company will primarily invest in    senior secured loans and notes
[emphasis added].
Please reconcile this disclosure.

10.    Please disclose the Company   s maturity and credit quality policies
with respect to its
investments and the corresponding risks of such policies in the Risk Factors section.

11.     The first sentence of the third paragraph states that the Company will source
opportunities by leveraging MSD Capital L.P. and the Adviser   s broad network
and reputation.
Please identify here who MSD Capital L.P. is. The Company will source opportunities by
leveraging MSD   s broad network and reputation and, as disclosed on pages 11
  12, the MSD
investment teams work closely together and consistently share ideas, allowing the Credit Team
to leverage MSD   s network and knowledge base to pursue attractive investment opportunities
and diligence a wide range of industries and companies. Please explain to us why MSD Capital
L.P. is not identified as an investment adviser to the Company as defined in
Section 2(a)(20) of
the Investment Company Act of 1940 (   1940 Act   ).

Item 1. Business     Description of Business     Advisory Agreement (pages 4
 7)

12. Please consider disclosing a fee table that conforms to the requirements of Item 3.1 of
Form N-2 adjacent to this section. Please also consider disclosing an expense example that conforms to the requirements of Instruction 11 to Item 3.1 of Form N-2. We further request that you include a second example where the five percent return results entirely from net realized capital gains, with an introductory sentence of explanation of the second example. We believe that such disclosure would be helpful to investors.
 Steven B. Boehm, Esq.
January 14, 2022
Page 4

Item 1. Business     Description of Business     Advisory Agreement
Compensation of
the Adviser (pages 5     6)

13.     The disclosure under    Management Fee    states that the Management
Fee shall be
calculated at a rate of 0.1875% per quarter of the Company   s average gross
asset value but
excluding, cash and cash equivalents, as defined and undrawn commitments. Please clarify the timing of the calculation of each of these exclusions (e.g., does the calculation involve averaging the amount of undrawn commitments at the end of each of the two most recently completed calendar quarters?). Please also clarify what undrawn commitments include and disclose if any commitments are included in average gross asset value. We may have additional comments based on your response.

14.     Under    Incentive Fee   , please disclose a graphical representation
and examples showing
the calculation of the Incentive Fee.

Item 1. Business     Description of Business     Advisory Agreement
Limitations of
Liability and Indemnification (page 7)

15. The first sentence states that the Advisory Agreement will provide that the Company will indemnify the Adviser and its affiliates against any liabilities relating to certain activities except
to the extent arising out of the Indemnitee   s gross negligence, fraud or
knowing and willful
misconduct. Please revise the disclosure of excepted conduct to track the language of Section
17(i) of the 1940 Act.

Item 1. Business     Description of Business     Payment of the Company   s
Expenses under
the Administration and Advisory Agreements (pages 7     9)

16. Disclosure on page 9 refers to each subsidiary of the Company. Please respond to the following comments regarding any primarily controlled entity that engages in investment activities in securities or other assets. A primarily controlled entity is an entity that the Company controls as defined in Section 2(a)(9) of the 1940 Act and for which the
Company   s control of
the entity is greater than that of any other person.

   a. Disclose any of the subsidiary   s principal investment strategies or
principal risks that
      constitute principal investment strategies or principal risks of the Company.
   b. Disclose that the Company complies with the provisions of the 1940 Act governing capital structure and leverage (Section 18, as modified by Section 61) on an aggregate basis with the subsidiary.
   c. Disclose that each investment adviser to the subsidiary complies with the provisions of the 1940 Act relating to investment advisory contracts (Section 15 as it applies through
      Section 59) as an investment adviser to the Company under Section 2(a)(20) of the 1940
      Act. Also file the investment advisory agreement between the subsidiary and its
 Steven B. Boehm, Esq.
January 14, 2022
Page 5

       investment adviser as an exhibit to the registration statement. See Item 25.2.k. of Form
       N-2.
   d. Disclose that each subsidiary complies with the provisions relating to affiliated transactions and custody (Section 17 as modified by Section 57). Identify the custodian of the subsidiary.
   e. Confirm to us that the financial statements of each subsidiary will be consolidated, as applicable, with those of the Company in accordance with U.S. Generally Accepted
      Accounting Principles, Regulation S-X and other applicable accounting guidance.
   f. Confirm to us that (a) if a subsidiary is not organized in the U.S., the subsidiary and its board of directors will agree to designate an agent for service of process in the U.S.; and
      (b) a subsidiary and its board of directors will agree to inspection by the staff of the
      subsidiary   s books and records, which will be maintained in accordance with Section 31,
      as modified by Section 64 of the 1940 Act.
17. For any wholly-owned subsidiary of the Company, please confirm to us that a
subsidiary   s
management fee (including any performance fee) will be included in the
Management Fee    line
item of any fee table the Company discloses and a subsidiary   s expenses will
be included in the
   Other Expenses    line item of any such fee table.
Item 1. Business     Description of Business     Investment Strategy     Types
of
Investments (page 11)

18. If the types of investments identified here are all principal investments of the Company,
please revise the heading of this section to include the word    principal   .
If the types of
investments identified here include both principal and non-principal investments of the
Company, please separately disclose principal and non-principal investments under separate headings.

19. If covenant-lite loans will be a principal investment of the Company, please disclose such investments here and consider whether the disclosure on page 52 of the risks of covenant-lite loans (under Secondary Debt) should instead be set forth as a separate risk factor.

Item 1. Business     Description of Business     Closing (page 14)

20. The first sentence states that the Company will hold one or more closings at which it will accept Capital Commitments from investors. Please specifically disclose the consequences to investors who fail to honor their obligations under a Capital Commitment or a Catch-up Purchase
(as is currently only generally described in a risk factor on page 72). Please also supplementally
describe the Company   s policies and procedures to implement the consequences
of such failures.
 Steven B. Boehm, Esq.
January 14, 2022
Page 6

Item 1. Business     Description of Business     Liquidity Events (pages 15
16)

21.     The fourth paragraph cross references    Discretionary Repurchases of
Shares   . No such
section exists. Please disclose this section, including disclosing that all share repurchases will be made consistent with Section 23(c) of the 1940 Act, as modified by Section 63 of the 1940 Act, and the rules thereunder.

Item 1A. Risk Factors (pages 31     80)

22. Many of the risk factors in this section describe risks of investments that are not
identified in the description of the Company   s business in Item 1 (e.g.,
Non-U.S. Investments
(page 39); Convertible Securities (page 42); Structured Investments, including junior and equity tranches (page 44) General Real Estate Risks (page 47)). Please review the Risk Factors and disclose the types of investments referenced therein in the description of the
Company   s
business.

Item 1A. Risk Factors     Non-U.S. Investments (page 39)

23. If the Company will invest in emerging markets as part of its principal strategies, please revise this risk factor, or add a separate risk factor, to disclose the heightened risks associated
with emerging market investments. See ADI 2020     11 (Registered Funds    Risk
Disclosure
Regarding Investments in Emerging Markets).

Item 1A. Risk Factors     Risks Related to Investments in Leveraged Loans (page
40)

24. The first sentence of this risk factor states that the Company may invest in leveraged loans. Please describe leveraged loans (e.g., loans made to borrowers who already have high levels of debt and/or a low credit rating).

Item 1A. Risk Factors     Hung Loans (page 41)

25.    Please disclose what an    LBO    is.

Item 1A. Risk Factors     Convertible Securities (page 42)

26. If the Company will invest in contingent convertible securities as part of its principal
strategies, please identify such securities as part of the Company   s
principal strategies and
disclose the corresponding risks of such securities here.

Item 1A. Risk Factors     Leverage and Borrowing Risks (pages 50     51)

27. Please revise the second paragraph of this risk factor to reflect that the Company is required to meet a coverage ratio of total assets to total borrowings and other senior securities of at least 150%.
 Steven B. Boehm, Esq.
January 14, 2022
Page 7

Item 1A. Risk Factors     Co-Investment with Exemptive Relief (page 56)

28. The first sentence states that the Company and the Adviser have applied for an exemptive order from the SEC. Please disclose that there is no assurance that the exemptive relief will be granted.

Item 1A. Risk Factors     Risks Related to Consumer Loans and Consumer Lending
(pages
60     61)

29. The first sentence of the first full paragraph on page 61 states that certain of the
Company   s investments may consist of loans offered through lending platforms.
Please tell us
how much of the Company   s assets will be invested in loans offered through
lending platforms
and disclose any upper limit on such investments. We may have more comments after reviewing your response.

Item 1A. Risk Factors     Feeder Funds (page 66)

30.    Please revise the disclosure to clarify the    certain purposes    for
which the Feeder Fund
investors may be treated as separate Shareholders and the significance of this treatment.

Item 1A. Risk Factors     Warehoused Investments (page 69)

31. The first sentence states that MSD may warehouse one or more investments for the
Company. Please describe to us in detail how MSD warehouses investments for the Company, including the purpose and structure of the warehouse, types of investments to be warehoused, the
entities involved in warehousing and each entity   s role and affiliation with
the Company, any
compensation involved, and whether access, in the form of a    backstop    or
otherwise, to a
warehouse   s portfolio is available to persons/entities other than the
Company. To the extent that
the Company enters into a warehousing transaction prior to the effectiveness of this registration statement, please file a supplemental schedule of investments prepared in accordance with the requirements of Regulation S-X 12-12 as part of a pre-effective amendment detailing the portfolio investments which the Company is conditionally obliged to purchase pursuant to any facility agreement. We may have more comments after reviewing your response.

Item 1A. Risk Factors     Restricted Ability to Enter into Transactions with
Affiliates
(pages 75     76)

32. The last paragraph on page 76 describes the risks of change of control provisions
included in the Company   s organizational documents. Please disclose this
paragraph under a
separate heading.
Item 6. Executive Compensation (page 91)

33. Please confirm that perquisites and other personal benefits or property are in each case less than $10,000 in the aggregate or include a compensation chart as described in Item 402(k) of
Reg S-K.
 Steven B. Boehm, Esq.
January 14, 2022
Page 8

Item 9. Market Price of and Dividends on the Registrant   s Common Equity and
Related
Shareholder Matters (pages 94     95)

34. Please disclose the information required by Items 201(a)(2) and 201(b)(1) of Regulation
S-K.

35.    Please describe the Company   s dividend reinvestment plan.

Item 11. Description of Registrant   s Securities To Be Registered
Limitation on Liability
of Directors and Officers; Indemnification and Advance of Expenses (pages 97
 98)

36. Please revise the last sentence of the second paragraph to track the language of Section
17(h) of the 1940 Act.

Item 11. Description of Registrant   s Securities To Be Registered     Certain
Provisions of
the Maryland General Corporation Law and Our Charter and Bylaws (Pages 98
102)

37.      If the Company   s Charter or Bylaws contain provisions that require
shareholders to waive
jury trials, please disclose such provision in this section.

38.     If the Company   s Charter or Bylaws contain provisions that restrict
shareholders    ability
to bring direct or derivative claims, please disclose such provisions in this section.

39.    Under    Exclusive Forum    on page 102, please disclose the associated
risks of the
exclusive forum provision (e.g., shareholders may have to bring suit in an inconvenient and unfavorable forum; that the enforceability of exclusive forum provisions is questionable).

Item 15. Financial Statements and Exhibits (page 103)

40. Please furnish all required financial statements and supplementary data. Audited financial statements for one year, supplemented by interim period financial statements, if required, should be dated within 135 days of effectiveness. In addition, please confirm whether or not the predecessor LLCs had commenced investment operations prior to the conversion by law to a
Maryland Corporation. Please also file as exhibits the documents associated with the BDC
Conversion.

GENERAL COMMENTS

41. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

42. Response to this letter should be in the form of a pre-effective amendment filed under the
Exchange Act. The amendment filing should be accompanied by a supplemental letter that
 Steven B. Boehm, Esq.
January 14, 2022
Page 9

includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

43. Please advise us if you have submitted, or expect to submit, any exemptive application or no-action request in connection with the registration statement, other than the application for co-investment relief you expect to submit that is described on page 56 of the registration statement.

44. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to Company disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

                                   *******
       Should you have any questions regarding this letter, please feel free to contact me at
(202) 551-6782.


Sincerely,

                                                                     /s/ Anu
Dubey

                                                                         Anu
Dubey
                                                                         Senior
Counsel

cc:    Michael Spratt
       Michael Shaffer
       John Kernan